Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2007	Years Ended December 31,

		2006		2005		2004	2003	2002

(in thousands, except ratios)				(as restated)		(as restated)	(as restated)	(as restated)

Income before income taxes and minority interest	$ 57,805	$ 204,842	[3]	$ 230,100	[2]	$ 173,862	$ 86,035	$ 33,323
Add fixed charges
Interest expense	434	1,506	[3]	7,618	[2]	3,828	9,765	15,364
Interest portion of rent expense	1,321	5,753		6,280		6,185	6,113	6,235

Income before income taxes, minority interest and fixed charges	$ 59,560	$ 212,101		$ 243,998		$ 183,875	$ 101,913	$ 54,922

Fixed charges
Interest expense	$ 434	$ 1,506		$ 7,618	[2]	$ 3,828	$ 9,765	$ 15,364
Interest portion of rent expense	1,321	5,753		6,280		6,185	6,113	6,235

Fixed charges	$ 1,755	$ 7,259		$ 13,898	[2]	$ 10,013	$ 15,878	$ 21,599

Ratio of earnings to fixed charges [1]	33.9	29.2	[3]	17.6	[2]	18.4	6.4	2.5

[1]

Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

[2]

Included as a deduction from income before income taxes and as an addition to interest expense in 2005 is accelerated amortization of debt issuance costs in the amount of $5.0 million. Also included as a deduction from income before taxes in 2005 are losses on leased properties of $1.2 million. Excluding this amortization and these losses, the ratio of earnings to fixed charges would have been 27.7 for the year ended December 31, 2005.

[3]

Included as a deduction from income before income taxes in 2006 are restructuring costs of $27.3 million. Excluding these costs, the ratio of earnings to fixed charges would have been 33.0 for the year ended December 31, 2006.